UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 26, 2025, ProQR Therapeutics N.V. (“ProQR”) issued a press release titled “ProQR Announces CTA Submission for Phase 1 Study of AX-0810 Targeting NTCP.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K, including Exhibit 99.1 attached hereto, of ProQR is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 26, 2025	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated June 26, 2025.